Filed Pursuant to Rule 433

Registration Statement No. 333-158875

Final Term Sheet dated April 29, 2009 supplementing

the Preliminary Prospectus Supplement dated April 29, 2009

Final Term Sheet

ArcelorMittal

$700,000,000

aggregate principal amount of its

5.00% Convertible Senior Notes due 2014

This final term sheet dated April 29, 2009 relates only to the securities described below and should be read together with the preliminary prospectus supplement dated April 29, 2009 and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus and the accompanying prospectus) (together, the “Preliminary Prospectus”) before making a decision in connection with an investment in the securities. The information in this final term sheet supersedes the information contained in the Preliminary Prospectus to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	ArcelorMittal

Ticker:	NYSE: MT

Issue:	5.00% Convertible Senior Notes due 2014 (the “Notes”)

Maturity date:	May 15, 2014, unless earlier converted or repurchased

Interest rate:	5.00% per annum

Interest payment dates:	May 15 and November 15 of each year, beginning on November 15, 2009

Aggregate principal amount offered:	$700,000,000

Overallotment option:	$100,000,000

Underwriting discount:	1.18% (without giving effect to any additional discretionary payment to the underwriters of up to 0.5%)

Proceeds Net of Aggregate Underwriting Discounts:	$691,740,000

Issue price:	100% of the principal amount of the notes, plus accrued interest, if any, from the Issue Date

Public offering price in concurrent common stock offering:	€17.10

Reference price:	$22.77 (the public offering price in the concurrent common stock offering converted to U.S. dollars at a rate of $1.3318 per euro)

Conversion premium:	Approximately 32.35% above the reference price

Initial conversion price:	Approximately $30.15 per share of Issuer’s common stock (subject to adjustment)

Initial Conversion Ratio:	33.1675 shares of the Issuer’s common stock per $1,000 principal amount of the Notes (subject to adjustment)

Pricing date:	April 29, 2009

Issue date:	May 6, 2009

CUSIP/ISIN:	03938L AK0 / US03938LAK08

Ranking:

The Notes will constitute direct, general, unsubordinated and unsecured obligations of the Issuer, and rank equally amongst themselves and pari passu with all other unsecured and unsubordinated indebtedness and guarantees, both present and future, of the Issuer, subject to any applicable statutory exceptions. At March 31, 2009, on a pro forma basis after giving effect to this offering (without giving effect to any exercise of the overallotment option) and the use of proceeds from this offering:

•     the Issuer would have had $30 billion of senior indebtedness on a consolidated basis, in addition to its indebtedness under the Notes, $0.56 billion of which indebtedness is secured and would rank effectively senior to the Notes, to the extent of the value of the assets collateralizing such indebtedness; and

•     the Issuer’s subsidiaries would have had $6.76 billion of indebtedness, which would rank effectively senior to the Notes.

Listing:

The Issuer intends to file an application with the Luxembourg Stock Exchange for the listing of the Notes on the Official List of the Luxembourg Stock Exchange and for the admission to trading on the Luxembourg Stock Exchange’s regulated market.

Underwriters:

Goldman, Sachs & Co. is acting as Sole Global Coordinator and Bookrunner

CALYON and Société Générale Corporate & Investment Banking are acting as Bookrunners. Morgan Stanley is acting as Joint Bookrunner. BNP Paribas, ABN AMRO, HSBC Bank Plc, Citigroup and JPMorgan Chase are acting as Co-Bookrunners.

Total net proceeds/Use of proceeds:

The net proceeds of the offering, after deduction of underwriting discounts and commissions and expenses of approximately $900,000, amount to approximately $690,840,000. The Issuer intends to use the proceeds to lengthen its debt maturity profile and refinance existing indebtedness under various revolving credit facilities, with maturities ranging from 2010 until 2012. The debt to be refinanced currently bears interest at the rate of Libor/Euribor plus approximately 0.32%.

Concurrent offering of common stock:

Concurrently with this offering of the Notes, the Issuer is offering 125,143,915 shares of the Issuer’s common stock (or up to 140,882,634 shares if the related over-allotment option is exercised) by means of a separate prospectus in an offering registered under the Securities Act. The net proceeds of the Issuer’s common stock offering, after deduction of underwriting discounts and commissions and expenses of approximately $850,000, amount to approximately $2,815.5 million. Goldman, Sachs & Co., CALYON, Société Générale Corporate & Investment Banking, Morgan Stanley, BNP Paribas, ABN AMRO, HSBC Bank Plc, Citigroup and JPMorgan Chase, the underwriters of the Notes offered hereby, will act as the underwriters for that offering. This offering is not contingent on the consummation of the common stock offering.

Put options for the noteholders:	Holders may require the Issuer to repurchase any or all of their Notes for a price equal to their principal amount plus accrued and unpaid interest to the repurchase date, upon the occurrence of certain mergers, spin-offs, delisting and other transactions, a Free Float Event (as defined in the Preliminary Prospectus under “Description of the Notes—Noteholder right to Require an Early Repurchase by the Issuer—Free Float Event”) or a Change of Control (as defined in the Preliminary Prospectus under “Description of the Notes—Noteholder Right to Require an Early Repurchase by the Issuer—Change of Control”).

Adjustment to Conversion Ratio upon a Make-Whole Event:

If certain transactions that constitute a “Make-Whole Event” (as defined in the Preliminary Prospectus under “Description of the Notes—Conversion—Noteholders’ Rights—Financial Transactions”) occur on or prior to the maturity date, under certain circumstances, the Conversion Ratio will be increased for conversion of Notes in connection with such transactions, as described in the Preliminary Prospectus under “Description of the Notes—Conversion— Noteholders’ Rights—Financial Transactions.”

The Significant shareholder referred to in the Preliminary Prospectus will have no voting rights with respect to loaned shares under the share lending agreement.

The financial data presented in the capitalization and indebtedness table on page 4 of the Preliminary Prospectus is presented in millions of dollars and not millions of euros.

The Issuer expects to account for the Notes as compound instruments that include embedded derivatives. Changes in the fair value of the embedded derivatives will be recorded in the Issuer's income statement, and the associated gains or losses, which could be substantial, may increase the volatility of the Issuer's earnings from period to period.

It is expected that delivery of the Notes will be made against payment therefor on or about May 6, 2009 which will be 5 business day following the date of pricing of the Notes hereof (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade at the commencement of trading will be required, by virtue of the fact that the common stock initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

If any information contained in this Final Term Sheet is inconsistent with information contained in the accompanying prospectus or Preliminary Prospectus, the terms of this Final Term Sheet shall govern.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Goldman, Sachs & Co. by calling toll-free 866-471-2526.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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